ARTIFICIAL INTELLIGENCE TECHNOLOGY SOLUTIONS INC.

10800 Galaxie Avenue

Ferndale, Michigan 48220

September 9, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	Artificial Intelligence Technology Solutions Inc.
Registration Statement on Form S-3
Filed September 2, 2021
File No. 333-259260

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Artificial Intelligence Technology Solutions Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 10:00 am Eastern Time, September 10, 2021, or as soon as practicable thereafter.

Very truly yours,

Artificial Intelligence Technology Solutions, Inc.

By:	/s/ Steven Reinharz
Steven Reinharz
Chief Executive Officer